UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024 (Report No. 1)

Commission File Number: 333-259881

KANDI TECHNOLOGIES GROUP, INC.

(Translation of registrant’s name into English)

Jinhua New Energy Vehicle Town

Jinhua, Zhejiang Province

People’s Republic of China, 321016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Kandi Technologies Group, Inc., a British Virgin Islands company (the “Company”) furnishes under the cover of Form 6-K the following:

Exhibit No.	Description of Exhibit
99.1	Notice of 2023 Annual Meeting of Shareholders and Proxy Statement
99.2	Form of Proxy Card for 2023 Annual Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2024	Kandi Technologies Group, Inc.

	By:	/s/ Feng Chen
Feng Chen
Chief Executive Officer

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